Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	For the Fiscal Year Ended September 30,
	2010	2009	2008	2007	2006
Earnings:
Pretax (loss) income from continuing operations	$(19,947)	$(26,594)	$(44,882)	$9,824	$19,442
Less – noncontrolling interests	(8)	(1,549)	(6,482)	1,612	1,624
Less – equity in earnings of affiliates	(4,870)	(1,279)	15,656	(13,960)	(5,896)
Add – cash distributions received from equity investments	5,104	6,128	15,647	16,212	12,570
	(19,721)	(23,294)	(20,061)	13,688	27,740
Fixed charges	13,386	20,520	47,581	33,782	10,244
Total	$(6,335)	$(2,774)	$27,520	$47,470	$37,984

Fixed Charges:
Interest expense	$13,086	$20,199	$47,266	$33,566	$10,119
Estimated interest portion of rent expense (2)	300	321	315	216	125
Total	$13,386	$20,520	$47,581	$33,782	$10,244

Ratio of earnings to fixed charges	(1)	(1)	(1)	1.4	3.7

(1)	Earnings for fiscal 2010, 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiencies for those periods were $19.7 million $23.2 million and $20.0 million, respectively.

(2)	Estimated to be 8% of rent expense.